[PERFICIENT, INC. LETTERHEAD]

June 20, 2007

Mr. Marc Kronforst
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4561
Washington, D.C. 20549

Re:       Response to SEC Comment Letter dated June 12, 2007

Dear Mr. Kronforst:

We are writing in response to your letter to Perficient, Inc. (“Perficient,” “we” or the “Company”) dated June 12, 2007.  We have considered the Staff’s comments relating to our Form 10-K for the fiscal year ended December 31, 2006 filed March 5, 2007, our Form 10-K/A for the fiscal year ended December 31, 2006 filed March 7, 2007, and our Form 8-K filed February 22, 2007.  We have set forth below our responses to each of the comments raised in the letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues, page 20

Comment

1.
We note that you do not believe that quantifying the number or size of projects would be useful to investors since they are company specific and these items are not disclosed by other companies in your industry. We do not consider these arguments to be persuasive. Further, it is unclear to us why you do not consider either the number of projects or their size in managing your business. In this regard, we note your disclosure indicating that you target engagements up to $3 million to serve the market between large system integrators and local boutiques. Please tell us how you evaluate your success in targeting this market if you do not consider such metrics.

Response

The number and size of projects are considered secondary evaluation measures by management of the Company.  We believe that the most useful measures indicative of the state of our business are utilization rates, average billing rates, and revenue by client.  Management of the Company uses these key metrics both in managing and evaluating its business.  While directional information on key project wins and size is presented to the

Board of Directors by the Company, these types of metrics are not used by management when making operating decisions about the Company as a whole. The number, size, and duration of our client engagements vary considerably, making project data inconsistent for purposes of evaluating our business.  Management believes utilization rates, average billing rates, and revenues by client provide the most meaningful information when making operational decisions and assessing company performance. We have historically discussed the Company’s utilization rate for the relevant period in the MD&A and plan to add similar disclosures regarding the Company’s average billing rates in future filings.

Form 8-K filed May 11, 2007

Comment

2.
We note that you present stock-based compensation as a separate line item within your consolidated statements of operations that are included as part of your press release. This appears to create additional non-GAAP measures within that presentation. Please revise your future earnings releases to present the statements of operations on a GAAP basis or add the disclosures required by our non-GAAP guidance. In addition, tell us why the stock-based compensation amounts included within your reconciliations do not agree to the corresponding amounts in the consolidated statements of operations.

Response

We record stock-based compensation expense in Cost of Sales and Selling, General, and Administrative (“SG&A”) expenses to properly reflect the allocation of these costs to gross margin. In previous years, the amount of stock-based compensation expense recorded in Cost of Sales was insignificant to the total stock-based compensation expense; however, this amount has grown more substantial in 2007. Beginning with the earnings release for the three and six months ended June 30, 2007, we will present the amount of stock-based compensation expense as a separate line within Cost of Sales and SG&A on the Statement of Operations, so both components of the recorded stock-based compensation expense are disclosed.

We included the total amount of stock-based compensation expense of $1,580,153 in the Reconciliation of GAAP to Non-GAAP Measures presented in our earnings release for the three months ended March 31, 2007.  This represents stock-based compensation expense for the three months ended March 31, 2007 of $365,391 recorded in Cost of Sales and $1,214,762 recorded in SG&A, for a total of $1,580,153. On the Statement of Operations, only the portion of stock-based compensation expense recorded in SG&A of $1,214,762 is separately identified. In future earnings releases, we will include both the Cost of Sales and SG&A components of stock-based compensation expense as separate line items in the Reconciliation of GAAP to Non-GAAP Measures to facilitate the readers’ ability to understand and tie out the components of the reconciliation.

Comment

3.
We note that you present a reconciliation of “EBITDA to Net cash flows used in operating activities.” This is not consistent with your assertion that EBITDA is used as a performance measure. Please revise your future disclosures to address this inconsistency. In addition, tell us how “changes in operating assets and liabilities” within the reconciliation is intended to compare to the corresponding cash flow information in your most recent Form 10-Q.

Response

Beginning with the earnings release for the three and six months ended June 30, 2007, we will no longer reconcile EBITDA to net cash flows used in operating activities, but we will continue to reconcile EBITDA to net income.

Changes in operating assets and liabilities within the reconciliation of EBITDA to Net cash flows from operating activities is comprised of the following (as it appears on the Statement of Cash Flows in our Form 10-Q for the Three Months Ended March 31, 2007 ):

Three Months Ended March 31, 2007 (in thousands)
Change in deferred income taxes	$928
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(140)
Other assets	1,643
Accounts payable	(1,791)
Other liabilities	(8,297)
Changes in operating assets and liabilities per reconciliation	$(7,657)

Form 10-K/A for the Fiscal Year Ended December 31, 2006

Comment

4.
Please provide us with written representations from the CEO and CFO confirming that the accountants’ opinions and consents, identical to those now on file, were in the company’s possession prior to the filing of the Form 10-K for the period ended December 31, 2006. In addition, tell us why the Form 10-K was filed without the conformed signatures.

Response

Such representations have been attached separately. The filing of the 10-K without the conformed signatures represents an oversight of the Company and its accountant.

Sincerely,

/s/ Paul E. Martin

Paul E. Martin
Chief Financial Officer
Perficient, Inc.